Filed Pursuant to Rule 433

Registration Statement No. 333-279076-01

Relating to Preliminary Prospectus Supplement dated February 25, 2026 to Prospectus dated May 2, 2024

February 25, 2026

Mid-America Apartments, L.P.

$200,000,000 4.650% Senior Notes due 2033

Pricing Term Sheet

This pricing term sheet relates only to the securities described below and should be read together with Mid-America Apartments, L.P.’s preliminary prospectus supplement dated February 25, 2026 (the “preliminary prospectus supplement”) and the accompanying prospectus dated May 2, 2024 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Mid-America Apartments, L.P.

Security Title:	4.650% Senior Notes due 2033

Principal Amount:	$200,000,000 (the notes offered hereby will be part of the same series of notes as the $400,000,000 aggregate principal amount of 4.650% Senior Notes due 2033 issued and sold by the Issuer on November 10, 2025)

Trade Date:	February 25, 2026

Settlement Date:	February 27, 2026 (T+2)

Maturity Date:	January 15, 2033

Interest Payment Dates:	Payable semi-annually on January 15 and July 15, commencing July 15, 2026

Coupon Rate:	4.650% per year, accruing from November 10, 2025

Price to Public:	100.237% of the principal amount, plus accrued interest in the aggregate amount of $2,764,166.67 for the period from November 10, 2025 up to but excluding the Settlement Date

Benchmark Treasury:	4.000% due January 31, 2033

Benchmark Treasury Price / Yield:	101-05+ / 3.806%

Spread to Benchmark Treasury:	+80 basis points

Yield to Maturity:	4.606%

Optional Redemption:	Prior to November 15, 2032, make-whole redemption at the Treasury Rate (as defined) plus 15 basis points (except as otherwise provided in the preliminary prospectus supplement) plus accrued and unpaid interest. On and after November 15, 2032, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	59523UAY3 / US59523UAY38

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. PNC Capital Markets LLC TD Securities (USA) LLC Wells Fargo Securities, LLC KeyBanc Capital Markets Inc.

Senior Co-Managers:	Regions Securities LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Fifth Third Securities, Inc. Huntington Securities, Inc.

Co-Managers:	Mizuho Securities USA LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, PNC Capital Markets LLC toll-free at 1-855-881-0697, TD Securities (USA) LLC toll-free at 1-855-495-9846 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.